UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Investment Technology Group, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class Securities)

46145F105

(CUSIP Number)

D. E. Shaw Laminar Portfolios, L.L.C.
Attn:  Compliance Department
120 West Forty-Fifth Street
Floor 39, Tower 45
New York, NY 10036
212-478-0000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

January 31, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	46145F105
1	Name of Reporting Person. I.R.S. IDENTIFICATION D. E. Shaw Laminar Portfolios, L.L.C. FEIN 01-0577802
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 1,535,613
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 1,535,613
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,535,613
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 3.5%
14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No.	46145F105
1	Name of Reporting Person. I.R.S. IDENTIFICATION D. E. Shaw Synoptic Portfolios 2, L.L.C. FEIN 20-4229475
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 157
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 157
11	Aggregate Amount Beneficially Owned by Each Reporting Person 157
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No.	46145F105
1	Name of Reporting Person. I.R.S. IDENTIFICATION D. E. Shaw & Co., L.L.C. FEIN 13-3799946
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 1,535,770
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 1,535,770
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,535,770
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 3.5%
14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No.	46145F105
1	Name of Reporting Person. I.R.S. IDENTIFICATION D. E. Shaw & Co., L.P. FEIN 13-3695715
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 1,535,770
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 1,535,770
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,535,770
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 3.5%
14	Type of Reporting Person (See Instructions) IA, PN

SCHEDULE 13D

CUSIP No.	46145F105
1	Name of Reporting Person. I.R.S. IDENTIFICATION David E. Shaw
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 1,535,770
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 1,535,770
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,535,770
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 3.5%
14	Type of Reporting Person (See Instructions) IN

AMENDMENT NO. 3 TO SCHEDULE 13D

This Amendment No. 3 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on June 12, 2007, as amended by Amendment No. 1 to Schedule 13D (“Amendment No. 1”), dated as of September 12, 2007, and Amendment No. 2 to Schedule 13D (“Amendment No. 2”), dated as of September 26, 2007 (as amended, the “Schedule 13D”).  Capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.  Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented as follows:

Since the letter dated June 11, 2007, sent on behalf of Laminar and Synoptic to the Issuer, such entities have been pleased that the Issuer has implemented specific initiatives to create shareholder value.  Specifically, these actions have included (i) the announcement and execution on a $50 million stock repurchase program; (ii) the acquisition of RedSky Financial to diversify the Issuer’s product offering into other fast growing end-markets; and (iii) the continued investment in the Issuer’s international operations to take advantage of strong growth in those regions.  Following these actions, the Issuer’s share price has risen 16.2% during this period in absolute terms.  Moreover, the Issuer’s share price has outperformed major U.S. equity market indices over this time period, including outperforming (i) the S&P 500 Index by 27.6% (which index declined 11.4%); (ii) the Dow Jones Industrial Average by 24.8% (which average declined 8.6%); and (iii) the Nasdaq Composite Index by 26.4% (which index declined 10.2%).

Laminar and Synoptic will continue to review their investments in the Common Shares from time to time and subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of the Common Shares or other securities related to the Issuer, and other general market and investment conditions, Laminar and Synoptic may determine to:

• acquire additional Common Shares through open market purchases or otherwise; or
• sell, trade, engage in short selling of, hedge, or enter into any similar transactions with respect to the Common Shares through the open market or otherwise.

Such transactions may take place at any time and without prior notice.  There can be no assurance, however, that any Reporting Person will take any such actions.

Item 5.	Interest in Securities of the Issuer.

Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby deleted in their entirety and replaced as follows:

(a), (b) Based upon the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on November 8, 2007, there were 43,856,921 Common Shares issued and outstanding as of November 1, 2007.  The 1,535,613 Common Shares beneficially owned by Laminar (the “Laminar Shares”) represent approximately 3.5% of the Common Shares issued and outstanding.  The 157 Common Shares beneficially owned by Synoptic (the “Synoptic Shares”) represent approximately 0.000004% of the Common Shares issued and outstanding.  Laminar has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Laminar Shares.  Synoptic has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Synoptic Shares.

DESCO LP, as Laminar and Synoptic’s investment adviser, and DESCO LLC, as Laminar and Synoptic’s managing member, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Laminar Shares and the Synoptic Shares.  As managing member of DESCO LLC, DESCO II, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Laminar Shares and the Synoptic Shares.  As general partner of DESCO LP, DESCO, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Laminar Shares and the Synoptic Shares.  None of DESCO LP, DESCO LLC, DESCO, Inc., or DESCO II, Inc., owns any Common Shares directly, and each such entity disclaims beneficial ownership of the Laminar Shares and the Synoptic Shares.

David E. Shaw does not own any Common Shares directly.  By virtue of David E. Shaw’s position as president and sole shareholder of DESCO, Inc., which is the general partner of DESCO LP, and by virtue of David E. Shaw’s position as president and sole shareholder of DESCO II, Inc., which is the managing member of DESCO LLC, David E. Shaw may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Laminar Shares and the Synoptic Shares and, therefore, David E. Shaw may be deemed to be the indirect beneficial owner of the Laminar Shares and the Synoptic Shares.  David E. Shaw disclaims beneficial ownership of the Laminar Shares and the Synoptic Shares.

As of the date hereof, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any of the persons set forth in Item 2 owns any Common Shares other than the Laminar Shares and the Synoptic Shares.

Paragraph (c) of Item 5 of the Schedule 13D is hereby replaced as follows:

The trading dates, number of Common Shares purchased or sold and the price per share for all transactions by the Reporting Persons in the Common Shares in the last sixty (60) days, which were all brokered transactions, are set forth below:

Name	Date	Number of Shares Purchased / (Sold)	Price
Laminar	12/10/2007	(2,000)	$46.40
Laminar	12/10/2007	(2,000)	$46.42
Laminar	12/10/2007	(2,000)	$46.44
Laminar	12/10/2007	(2,000)	$46.47
Laminar	12/10/2007	(2,000)	$46.49
Laminar	12/10/2007	(2,000)	$46.51
Laminar	12/10/2007	(2,000)	$46.53
Laminar	12/10/2007	(2,000)	$46.56
Laminar	12/10/2007	(2,000)	$46.58
Laminar	12/10/2007	(2,000)	$46.66
Laminar	12/10/2007	(4,000)	$46.68
Laminar	12/10/2007	(2,000)	$46.69
Laminar	12/10/2007	(5,000)	$46.70
Laminar	12/10/2007	(2,000)	$46.72
Laminar	12/10/2007	(2,000)	$46.73
Laminar	12/10/2007	(5,000)	$46.75
Laminar	12/10/2007	(2,000)	$46.76
Laminar	12/10/2007	(2,000)	$46.77
Laminar	12/10/2007	(2,000)	$46.78
Laminar	12/10/2007	(5,000)	$46.79
Laminar	12/10/2007	(1,800)	$46.80
Laminar	12/10/2007	(5,200)	$46.81
Laminar	12/10/2007	(2,000)	$46.83
Laminar	12/10/2007	(1,000)	$46.84
Laminar	12/10/2007	(3,000)	$46.85
Laminar	12/10/2007	(8,600)	$46.86
Laminar	12/10/2007	(7,400)	$46.87
Laminar	12/10/2007	(9,581)	$46.88
Laminar	12/10/2007	(9,519)	$46.89
Laminar	12/10/2007	(900)	$46.90
Laminar	12/10/2007	(2,000)	$47.00
Laminar	12/10/2007	(2,000)	$47.02
Laminar	12/10/2007	(1,000)	$47.05
Laminar	12/10/2007	(4,400)	$47.07
Laminar	12/10/2007	(3,000)	$47.09
Laminar	12/10/2007	(2,700)	$47.10
Laminar	12/10/2007	(3,600)	$47.11
Laminar	12/10/2007	(500)	$47.12
Laminar	12/10/2007	(5,758)	$47.13
Laminar	12/10/2007	(2,400)	$47.14
Laminar	12/10/2007	(3,542)	$47.15
Laminar	12/10/2007	(3,000)	$47.16
Laminar	12/10/2007	(100)	$47.17
Laminar	12/10/2007	(3,100)	$47.18
Laminar	12/10/2007	(6,045)	$47.20
Laminar	12/10/2007	(5,500)	$47.21
Laminar	12/10/2007	(4,355)	$47.22
Laminar	1/4/2008	(1,900)	$47.60
Laminar	1/4/2008	(2,000)	$47.61
Laminar	1/4/2008	(400)	$47.62
Laminar	1/4/2008	(11,449)	$47.65
Laminar	1/4/2008	(4,804)	$47.69
Laminar	1/4/2008	(500)	$47.70
Laminar	1/4/2008	(500)	$47.71
Laminar	1/4/2008	(3,215)	$47.72
Laminar	1/4/2008	(93)	$47.80
Laminar	1/4/2008	(300)	$47.81
Laminar	1/4/2008	(1,200)	$47.89
Laminar	1/4/2008	(3,200)	$47.90
Laminar	1/4/2008	(5,288)	$47.94
Laminar	1/4/2008	(200)	$47.98
Laminar	1/4/2008	(2,951)	$47.99
Laminar	1/22/2008	500	$39.63
Laminar	1/22/2008	200	$39.64
Laminar	1/22/2008	100	$39.64
Laminar	1/22/2008	200	$39.65
Laminar	1/22/2008	500	$39.66
Laminar	1/22/2008	2,200	$39.70
Laminar	1/22/2008	100	$39.73
Laminar	1/22/2008	300	$39.74
Laminar	1/22/2008	1,300	$39.75
Laminar	1/22/2008	100	$39.77
Laminar	1/22/2008	900	$39.78
Laminar	1/22/2008	1,400	$39.79
Laminar	1/22/2008	2,200	$39.80
Laminar	1/22/2008	200	$39.81
Laminar	1/22/2008	200	$39.82
Laminar	1/22/2008	1,572	$39.83
Laminar	1/22/2008	500	$39.84
Laminar	1/22/2008	800	$39.84
Laminar	1/22/2008	3,400	$39.85
Laminar	1/22/2008	300	$39.86
Laminar	1/22/2008	400	$39.88
Laminar	1/22/2008	1,000	$39.89
Laminar	1/22/2008	400	$39.90
Laminar	1/22/2008	1,594	$39.91
Laminar	1/22/2008	800	$39.92
Laminar	1/22/2008	2,600	$39.95
Laminar	1/22/2008	200	$39.96
Laminar	1/22/2008	900	$39.97
Laminar	1/22/2008	1,100	$39.98
Laminar	1/22/2008	500	$39.99
Laminar	1/23/2008	(880)	$43.58
Laminar	1/23/2008	(200)	$43.59
Laminar	1/23/2008	(10,281)	$43.62
Laminar	1/23/2008	(100)	$43.63
Laminar	1/23/2008	(3,064)	$43.64
Laminar	1/23/2008	(5,885)	$43.69
Laminar	1/23/2008	(5,856)	$43.70
Laminar	1/23/2008	(200)	$43.72
Laminar	1/31/2008	(200)	$46.41
Laminar	1/31/2008	(700)	$46.44
Laminar	1/31/2008	(100)	$46.45
Laminar	1/31/2008	(1,300)	$46.50
Laminar	1/31/2008	(8,912)	$46.50
Laminar	1/31/2008	(100)	$46.50
Laminar	1/31/2008	(1,700)	$46.51
Laminar	1/31/2008	(13,300)	$46.51
Laminar	1/31/2008	(8,258)	$46.51
Laminar	1/31/2008	(600)	$46.51
Laminar	1/31/2008	(700)	$46.52
Laminar	1/31/2008	(100)	$46.52
Laminar	1/31/2008	(300)	$46.52
Laminar	1/31/2008	(33,472)	$46.52
Laminar	1/31/2008	(500)	$46.52
Laminar	1/31/2008	(1,200)	$46.53
Laminar	1/31/2008	(1,191)	$46.53
Laminar	1/31/2008	(200)	$46.53
Laminar	1/31/2008	(1,400)	$46.54
Laminar	1/31/2008	(300)	$46.54
Laminar	1/31/2008	(4,809)	$46.54
Laminar	1/31/2008	(100)	$46.54
Laminar	1/31/2008	(3,300)	$46.55
Laminar	1/31/2008	(300)	$46.55
Laminar	1/31/2008	(3,674)	$46.55
Laminar	1/31/2008	(100)	$46.55
Laminar	1/31/2008	(100)	$46.55
Laminar	1/31/2008	(1,000)	$46.56
Laminar	1/31/2008	(300)	$46.56
Laminar	1/31/2008	(100)	$46.56
Laminar	1/31/2008	(12,916)	$46.56
Laminar	1/31/2008	(100)	$46.56
Laminar	1/31/2008	(4,478)	$46.57
Laminar	1/31/2008	(400)	$46.57
Laminar	1/31/2008	(3,100)	$46.57
Laminar	1/31/2008	(700)	$46.57
Laminar	1/31/2008	(200)	$46.57
Laminar	1/31/2008	(2,426)	$46.58
Laminar	1/31/2008	(100)	$46.58
Laminar	1/31/2008	(522)	$46.58
Laminar	1/31/2008	(3,536)	$46.58
Laminar	1/31/2008	(100)	$46.58
Laminar	1/31/2008	(4,400)	$46.59
Laminar	1/31/2008	(200)	$46.59
Laminar	1/31/2008	(9,700)	$46.59
Laminar	1/31/2008	(1,300)	$46.59
Laminar	1/31/2008	(800)	$46.60
Laminar	1/31/2008	(800)	$46.60
Laminar	1/31/2008	(3,512)	$46.60
Laminar	1/31/2008	(300)	$46.60
Laminar	1/31/2008	(200)	$46.61
Laminar	1/31/2008	(4,000)	$46.61
Laminar	1/31/2008	(300)	$46.61
Laminar	1/31/2008	(200)	$46.61
Laminar	1/31/2008	(3,100)	$46.62
Laminar	1/31/2008	(3,100)	$46.62
Laminar	1/31/2008	(100)	$46.62
Laminar	1/31/2008	(1,400)	$46.63
Laminar	1/31/2008	(6,646)	$46.63
Laminar	1/31/2008	(200)	$46.63
Laminar	1/31/2008	(300)	$46.63
Laminar	1/31/2008	(700)	$46.64
Laminar	1/31/2008	(1,769)	$46.64
Laminar	1/31/2008	(100)	$46.64
Laminar	1/31/2008	(100)	$46.64
Laminar	1/31/2008	(1,440)	$46.65
Laminar	1/31/2008	(100)	$46.65
Laminar	1/31/2008	(4,000)	$46.65
Laminar	1/31/2008	(100)	$46.65
Laminar	1/31/2008	(1,109)	$46.66
Laminar	1/31/2008	(400)	$46.66
Laminar	1/31/2008	(2,900)	$46.66
Laminar	1/31/2008	(300)	$46.66
Laminar	1/31/2008	(26,700)	$46.67
Laminar	1/31/2008	(100)	$46.67
Laminar	1/31/2008	(3,200)	$46.67
Laminar	1/31/2008	(800)	$46.67
Laminar	1/31/2008	(300)	$46.68
Laminar	1/31/2008	(1,372)	$46.68
Laminar	1/31/2008	(1,500)	$46.69
Laminar	1/31/2008	(200)	$46.69
Laminar	1/31/2008	(100)	$46.70
Laminar	1/31/2008	(300)	$46.70
Laminar	1/31/2008	(1,503)	$46.70
Laminar	1/31/2008	(100)	$46.71
Laminar	1/31/2008	(1,400)	$46.71
Laminar	1/31/2008	(300)	$46.72
Laminar	1/31/2008	(500)	$46.72
Laminar	1/31/2008	(100)	$46.72
Laminar	1/31/2008	(100)	$46.73
Laminar	1/31/2008	(300)	$46.73
Laminar	1/31/2008	(1,700)	$46.73
Laminar	1/31/2008	(100)	$46.73
Laminar	1/31/2008	(800)	$46.73
Laminar	1/31/2008	(500)	$46.74
Laminar	1/31/2008	(200)	$46.75
Laminar	1/31/2008	(100)	$46.75
Laminar	1/31/2008	(600)	$46.75
Laminar	1/31/2008	(700)	$46.76
Laminar	1/31/2008	(900)	$46.76
Laminar	1/31/2008	(100)	$46.77
Laminar	1/31/2008	(1,000)	$46.77
Laminar	1/31/2008	(600)	$46.78
Laminar	1/31/2008	(900)	$46.79
Laminar	1/31/2008	(100)	$46.79
Laminar	1/31/2008	(418)	$46.80
Laminar	1/31/2008	(700)	$46.81
Laminar	1/31/2008	(100)	$46.82
Laminar	1/31/2008	(300)	$46.82
Laminar	1/31/2008	(1,400)	$46.82
Laminar	1/31/2008	(100)	$46.83
Laminar	1/31/2008	(400)	$46.84
Laminar	1/31/2008	(400)	$46.85
Laminar	1/31/2008	(100)	$46.86
Laminar	1/31/2008	(1,397)	$46.86
Laminar	1/31/2008	(1,190)	$46.87
Laminar	1/31/2008	(633)	$46.87
Laminar	1/31/2008	(1,100)	$46.88
Laminar	1/31/2008	(100)	$46.88
Laminar	1/31/2008	(1,566)	$46.88
Laminar	1/31/2008	(1,700)	$46.89
Laminar	1/31/2008	(9,061)	$46.89
Laminar	1/31/2008	(500)	$46.89
Laminar	1/31/2008	(600)	$46.90
Laminar	1/31/2008	(800)	$46.90
Laminar	1/31/2008	(500)	$46.90
Laminar	1/31/2008	(1,000)	$46.91
Laminar	1/31/2008	(300)	$46.91
Laminar	1/31/2008	(500)	$46.91
Laminar	1/31/2008	(100)	$46.91
Laminar	1/31/2008	(700)	$46.92
Laminar	1/31/2008	(1,900)	$46.92
Laminar	1/31/2008	(1,080)	$46.93
Laminar	1/31/2008	(100)	$46.93
Laminar	1/31/2008	(140)	$46.93
Laminar	1/31/2008	(100)	$46.93
Laminar	1/31/2008	(200)	$46.94
Laminar	1/31/2008	(376)	$46.94
Laminar	1/31/2008	(100)	$46.95
Laminar	1/31/2008	(429)	$46.95
Laminar	1/31/2008	(100)	$46.95
Laminar	1/31/2008	(1,400)	$46.96
Laminar	1/31/2008	(200)	$46.97
Laminar	1/31/2008	(800)	$46.97
Laminar	1/31/2008	(400)	$46.97
Laminar	1/31/2008	(1,800)	$46.98
Laminar	1/31/2008	(1,000)	$46.99
Laminar	1/31/2008	(1,600)	$46.99
Laminar	1/31/2008	(100)	$46.99
Laminar	1/31/2008	(400)	$47.00
Laminar	1/31/2008	(12,755)	$47.00
Laminar	1/31/2008	(300)	$47.00
Laminar	1/31/2008	(1,200)	$47.01
Laminar	1/31/2008	(2,200)	$47.01
Laminar	1/31/2008	(400)	$47.01
Laminar	1/31/2008	(1,217)	$47.02
Laminar	1/31/2008	(1,218)	$47.02
Laminar	1/31/2008	(302)	$47.03
Laminar	1/31/2008	(1,900)	$47.03
Laminar	1/31/2008	(100)	$47.03
Laminar	1/31/2008	(200)	$47.03
Laminar	1/31/2008	(110)	$47.03
Laminar	1/31/2008	(600)	$47.04
Laminar	1/31/2008	(1,400)	$47.04
Laminar	1/31/2008	(400)	$47.05
Laminar	1/31/2008	(100)	$47.05
Laminar	1/31/2008	(100)	$47.05
Laminar	1/31/2008	(5,000)	$47.05
Laminar	1/31/2008	(100)	$47.05
Laminar	1/31/2008	(700)	$47.06
Laminar	1/31/2008	(2,700)	$47.06
Laminar	1/31/2008	(1,000)	$47.09
Laminar	1/31/2008	(1,700)	$47.09
Laminar	1/31/2008	(700)	$47.09
Laminar	1/31/2008	(168)	$47.10
Laminar	1/31/2008	(4,800)	$47.10
Laminar	1/31/2008	(300)	$47.11
Laminar	1/31/2008	(4,500)	$47.11
Laminar	1/31/2008	(100)	$47.12
Laminar	1/31/2008	(5,675)	$47.12
Laminar	1/31/2008	(1,000)	$47.13
Laminar	1/31/2008	(1,700)	$47.13
Laminar	1/31/2008	(1,300)	$47.14
Laminar	1/31/2008	(400)	$47.15
Laminar	1/31/2008	(300)	$47.16
Laminar	1/31/2008	(1,600)	$47.17
Laminar	1/31/2008	(100)	$47.17
Laminar	1/31/2008	(4,544)	$47.17
Laminar	1/31/2008	(1,200)	$47.18
Laminar	1/31/2008	(400)	$47.18
Laminar	1/31/2008	(900)	$47.19
Laminar	1/31/2008	(600)	$47.19
Laminar	1/31/2008	(108)	$47.20
Laminar	1/31/2008	(100)	$47.20
Laminar	1/31/2008	(2,000)	$47.20
Laminar	1/31/2008	(700)	$47.21
Laminar	1/31/2008	(600)	$47.21
Laminar	1/31/2008	(734)	$47.22
Laminar	1/31/2008	(300)	$47.22
Laminar	1/31/2008	(3,410)	$47.22
Laminar	1/31/2008	(700)	$47.23
Laminar	1/31/2008	(8,859)	$47.23
Laminar	1/31/2008	(213)	$47.23
Laminar	1/31/2008	(3,400)	$47.24
Laminar	1/31/2008	(282)	$47.24
Laminar	1/31/2008	(6,721)	$47.24
Laminar	1/31/2008	(811)	$47.25
Laminar	1/31/2008	(1,000)	$47.25
Laminar	1/31/2008	(7,803)	$47.25
Laminar	1/31/2008	(801)	$47.26
Laminar	1/31/2008	(3,583)	$47.26
Laminar	1/31/2008	(13,975)	$47.27
Laminar	1/31/2008	(2,000)	$47.27
Laminar	1/31/2008	(1,123)	$47.28
Laminar	1/31/2008	(200)	$47.28
Laminar	1/31/2008	(1,781)	$47.28
Laminar	1/31/2008	(800)	$47.29
Laminar	1/31/2008	(7,600)	$47.29
Laminar	1/31/2008	(300)	$47.30
Laminar	1/31/2008	(100)	$47.30
Laminar	1/31/2008	(1,700)	$47.30
Laminar	1/31/2008	(900)	$47.31
Laminar	1/31/2008	(1,300)	$47.31
Laminar	1/31/2008	(859)	$47.32
Laminar	1/31/2008	(7,000)	$47.32
Laminar	1/31/2008	(900)	$47.33
Laminar	1/31/2008	(9,420)	$47.33
Laminar	1/31/2008	(1,100)	$47.34
Laminar	1/31/2008	(300)	$47.34
Laminar	1/31/2008	(400)	$47.34
Laminar	1/31/2008	(1,482)	$47.35
Laminar	1/31/2008	(3,226)	$47.35
Laminar	1/31/2008	(1,571)	$47.36
Laminar	1/31/2008	(500)	$47.36
Laminar	1/31/2008	(100)	$47.36
Laminar	1/31/2008	(1,500)	$47.37
Laminar	1/31/2008	(323)	$47.37
Laminar	1/31/2008	(1,528)	$47.37
Laminar	1/31/2008	(2,700)	$47.38
Laminar	1/31/2008	(200)	$47.38
Laminar	1/31/2008	(7,406)	$47.38
Laminar	1/31/2008	(500)	$47.39
Laminar	1/31/2008	(100)	$47.39
Laminar	1/31/2008	(35,015)	$47.39
Laminar	1/31/2008	(1,800)	$47.40
Laminar	1/31/2008	(21,822)	$47.40
Laminar	1/31/2008	(200)	$47.41
Laminar	1/31/2008	(1,400)	$47.41
Laminar	1/31/2008	(300)	$47.42
Laminar	1/31/2008	(25,323)	$47.42
Laminar	1/31/2008	(200)	$47.42
Laminar	1/31/2008	(10,220)	$47.43
Laminar	1/31/2008	(900)	$47.43
Laminar	1/31/2008	(100)	$47.44
Laminar	1/31/2008	(100)	$47.44
Laminar	1/31/2008	(1,000)	$47.45
Laminar	1/31/2008	(1,500)	$47.45
Laminar	1/31/2008	(800)	$47.46
Laminar	1/31/2008	(6,734)	$47.47
Laminar	1/31/2008	(600)	$47.49
Laminar	1/31/2008	(100)	$47.50
Laminar	1/31/2008	(200)	$47.50
Laminar	1/31/2008	(18)	$47.51
Laminar	1/31/2008	(200)	$47.52
Laminar	1/31/2008	(500)	$47.54
Laminar	1/31/2008	(100)	$47.55
Laminar	1/31/2008	(1,100)	$47.55
Laminar	1/31/2008	(1,600)	$47.56
Laminar	1/31/2008	(10)	$47.57
Laminar	1/31/2008	(100)	$47.57
Laminar	1/31/2008	(500)	$47.60
Laminar	1/31/2008	(2,350)	$47.63
Laminar	1/31/2008	(322)	$47.64
Laminar	1/31/2008	(2,393)	$47.64
Laminar	1/31/2008	(200)	$47.64
Laminar	1/31/2008	(2,400)	$47.65
Laminar	1/31/2008	(400)	$47.66
Laminar	1/31/2008	(373)	$47.67
Laminar	1/31/2008	(1,300)	$47.67
Laminar	1/31/2008	(400)	$47.67
Laminar	1/31/2008	(1,200)	$47.68
Laminar	1/31/2008	(100)	$47.69
Laminar	1/31/2008	(263)	$47.69
Laminar	1/31/2008	(1,300)	$47.70
Laminar	1/31/2008	(1,500)	$47.71
Laminar	1/31/2008	(500)	$47.72
Laminar	1/31/2008	(810)	$47.72
Laminar	1/31/2008	(100)	$47.72
Laminar	1/31/2008	(200)	$47.73
Laminar	1/31/2008	(1,719)	$47.73
Laminar	1/31/2008	(500)	$47.74
Laminar	1/31/2008	(1,100)	$47.74
Laminar	1/31/2008	(200)	$47.74
Laminar	1/31/2008	(100)	$47.75
Laminar	1/31/2008	(100)	$47.75
Laminar	1/31/2008	(190)	$47.76
Laminar	1/31/2008	(700)	$47.77
Laminar	1/31/2008	(600)	$47.79
Laminar	2/1/2008	(89,200)	$46.50
Laminar	2/1/2008	(3,400)	$46.51
Laminar	2/1/2008	(4,000)	$46.52
Laminar	2/1/2008	(4,000)	$46.53
Laminar	2/1/2008	(1,700)	$46.54
Laminar	2/1/2008	(1,700)	$46.55
Laminar	2/1/2008	(1,700)	$46.56
Laminar	2/1/2008	(2,200)	$46.57
Laminar	2/1/2008	(3,100)	$46.58
Laminar	2/1/2008	(3,300)	$46.59
Laminar	2/1/2008	(2,500)	$46.60
Laminar	2/1/2008	(2,200)	$46.61
Laminar	2/1/2008	(2,078)	$46.62
Laminar	2/1/2008	(2,300)	$46.63
Laminar	2/1/2008	(700)	$46.64
Laminar	2/1/2008	(21,102)	$46.65
Laminar	2/1/2008	(2,200)	$46.66
Laminar	2/1/2008	(9,400)	$46.67
Laminar	2/1/2008	(3,300)	$46.68
Laminar	2/1/2008	(1,100)	$46.69
Laminar	2/1/2008	(600)	$46.70
Laminar	2/1/2008	(600)	$46.71
Laminar	2/1/2008	(1,100)	$46.72
Laminar	2/1/2008	(1,000)	$46.73
Laminar	2/1/2008	(100)	$46.74
Laminar	2/1/2008	(23,364)	$46.75
Laminar	2/1/2008	(2,100)	$46.76
Laminar	2/1/2008	(7,771)	$46.77
Laminar	2/1/2008	(2,636)	$46.78
Laminar	2/1/2008	(100)	$46.79
Laminar	2/1/2008	(4,400)	$46.79
Laminar	2/1/2008	(100)	$46.80
Laminar	2/1/2008	(195,167)	$46.80
Laminar	2/1/2008	(21,600)	$46.81
Laminar	2/1/2008	(9,000)	$46.82
Laminar	2/1/2008	(10,200)	$46.83
Laminar	2/1/2008	(5,800)	$46.84
Laminar	2/1/2008	(15,800)	$46.85
Laminar	2/1/2008	(3,500)	$46.86
Laminar	2/1/2008	(2,902)	$46.87
Laminar	2/1/2008	(1,400)	$46.88
Laminar	2/1/2008	(1,600)	$46.89
Laminar	2/1/2008	(8,579)	$46.90
Laminar	2/1/2008	(400)	$46.91
Laminar	2/1/2008	(6)	$46.92
Laminar	2/1/2008	(36,015)	$46.95
Laminar	2/1/2008	(2,514)	$46.96
Laminar	2/1/2008	(1,800)	$46.97
Laminar	2/1/2008	(9,200)	$46.98
Laminar	2/1/2008	(5,741)	$46.99
Laminar	2/1/2008	(6,000)	$47.00
Laminar	2/1/2008	(700)	$47.01
Laminar	2/1/2008	(1,000)	$47.03
Laminar	2/1/2008	(7,950)	$47.07
Laminar	2/4/2008	(188,903)	$46.50
Laminar	2/4/2008	(500)	$46.51
Laminar	2/4/2008	(590)	$46.52
Laminar	2/4/2008	(2,300)	$46.53
Laminar	2/4/2008	(810)	$46.54
Laminar	2/4/2008	(1,700)	$46.55
Laminar	2/4/2008	(300)	$46.56
Laminar	2/4/2008	(2,600)	$46.57
Laminar	2/4/2008	(600)	$46.58
Laminar	2/4/2008	(500)	$46.59
Laminar	2/4/2008	(4,088)	$46.60
Laminar	2/4/2008	(900)	$46.61
Laminar	2/4/2008	(1,300)	$46.62
Laminar	2/4/2008	(1,200)	$46.63
Laminar	2/4/2008	(100)	$46.64
Laminar	2/4/2008	(100)	$46.65
Laminar	2/4/2008	(5,700)	$46.75
Laminar	2/4/2008	(3,850)	$46.76
Laminar	2/4/2008	(3,300)	$46.77
Laminar	2/4/2008	(300)	$46.78
Laminar	2/4/2008	(1,100)	$46.79
Laminar	2/4/2008	(950)	$46.80
Laminar	2/4/2008	(3,600)	$46.81
Laminar	2/4/2008	(600)	$46.82
Laminar	2/4/2008	(2,900)	$46.83
Laminar	2/4/2008	(4,200)	$46.84
Laminar	2/4/2008	(46,518)	$46.85
Laminar	2/4/2008	(1,900)	$46.86
Laminar	2/4/2008	(1,900)	$46.87
Laminar	2/4/2008	(500)	$46.88
Laminar	2/4/2008	(1,000)	$46.89
Laminar	2/4/2008	(30,500)	$46.90
Laminar	2/4/2008	(1,600)	$46.91
Laminar	2/4/2008	(500)	$46.92
Laminar	2/4/2008	(28,160)	$46.93
Laminar	2/4/2008	(300)	$46.94
Laminar	2/4/2008	(700)	$46.95
Laminar	2/4/2008	(3,203)	$46.99
Laminar	2/4/2008	(52,625)	$47.00
Laminar	2/4/2008	(296)	$47.01
Laminar	2/4/2008	(700)	$47.02
Laminar	2/4/2008	(12,579)	$47.04
Laminar	2/4/2008	(800)	$47.05
Laminar	2/4/2008	(514)	$47.06
Laminar	2/4/2008	(6,700)	$47.07
Laminar	2/4/2008	(5,000)	$47.09
Laminar	2/4/2008	(17,300)	$47.10
Laminar	2/4/2008	(51,800)	$47.15
Laminar	2/4/2008	(1,500)	$47.16
Laminar	2/4/2008	(4,722)	$47.17
Laminar	2/4/2008	(27,686)	$47.18
Laminar	2/4/2008	(9)	$47.19
Laminar	2/4/2008	(4,008)	$47.20
Laminar	2/4/2008	(10,601)	$47.22
Laminar	2/4/2008	(200)	$47.23
Laminar	2/4/2008	(1,479)	$47.24
Laminar	2/5/2008	(12,241)	$45.75
Laminar	2/5/2008	(100)	$45.76
Laminar	2/5/2008	(400)	$45.77
Laminar	2/5/2008	(1,700)	$45.79
Laminar	2/5/2008	(2,204)	$45.80
Laminar	2/5/2008	(1,100)	$45.81
Laminar	2/5/2008	(4,600)	$45.82
Laminar	2/5/2008	(22,400)	$45.83
Laminar	2/5/2008	(2,100)	$45.84
Laminar	2/5/2008	(16,100)	$45.85
Laminar	2/5/2008	(500)	$45.86
Laminar	2/5/2008	(54,100)	$45.87
Laminar	2/5/2008	(25,000)	$45.88
Laminar	2/5/2008	(69,501)	$45.88
Laminar	2/5/2008	(35,800)	$45.89
Laminar	2/5/2008	(307,535)	$45.89
Laminar	2/5/2008	(6,250)	$45.90
Laminar	2/5/2008	(10,900)	$45.91
Laminar	2/5/2008	(1,600)	$45.92
Laminar	2/5/2008	(19,102)	$45.93
Laminar	2/5/2008	(1,400)	$45.94
Laminar	2/5/2008	(85,000)	$45.95
Laminar	2/5/2008	(4,165)	$45.96
Laminar	2/5/2008	(6,900)	$45.97
Laminar	2/5/2008	(18,500)	$46.00
Laminar	2/5/2008	(500)	$46.01
Laminar	2/5/2008	(100)	$46.01
Laminar	2/5/2008	(2,600)	$46.01
Laminar	2/5/2008	(300)	$46.02
Laminar	2/5/2008	(2,717)	$46.02
Laminar	2/5/2008	(300)	$46.03
Laminar	2/5/2008	(100)	$46.04
Laminar	2/5/2008	(100)	$46.05
Laminar	2/5/2008	(2,900)	$46.05
Laminar	2/5/2008	(1,500)	$46.07
Laminar	2/5/2008	(100)	$46.08
Laminar	2/5/2008	(1,000)	$46.09
Laminar	2/5/2008	(400)	$46.10
Laminar	2/5/2008	(200)	$46.11
Laminar	2/5/2008	(900)	$46.11
Laminar	2/5/2008	(100)	$46.12
Laminar	2/5/2008	(3,643)	$46.12
Laminar	2/5/2008	(1,500)	$46.13
Laminar	2/5/2008	(100)	$46.13
Laminar	2/5/2008	(1,000)	$46.15
Laminar	2/5/2008	(344)	$46.16
Laminar	2/5/2008	(100)	$46.16
Laminar	2/5/2008	(3,200)	$46.17
Laminar	2/5/2008	(3,797)	$46.18
Laminar	2/5/2008	(600)	$46.19
Laminar	2/5/2008	(400)	$46.20
Laminar	2/5/2008	(8,104)	$46.20
Laminar	2/5/2008	(817)	$46.21
Laminar	2/5/2008	(2,400)	$46.21
Laminar	2/5/2008	(500)	$46.22
Laminar	2/5/2008	(2,200)	$46.24
Laminar	2/5/2008	(400)	$46.27

A new paragraph (e) of Item 5 of the Schedule 13D is hereby added as follows:

(e) As of February 5, 2008, each Reporting Person has beneficial ownership of less than 5% of the Common Shares issued and outstanding.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated October 24, 2007.

Exhibit 2	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated October 24, 2007.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated:  February 6, 2008

D. E. SHAW LAMINAR PORTFOLIOS, L.L.C.

By:	D. E. SHAW & CO., L.L.C., as Managing Member

	By:	/s/Rochelle Elias
Name: Rochelle Elias Title: Chief Compliance Officer

D. E. SHAW SYNOPTIC PORTFOLIOS 2, L.L.C.

By:	D. E. SHAW & CO., L.L.C., as Managing Member

	By:	/s/Rochelle Elias
Name: Rochelle Elias Title: Chief Compliance Officer

D. E. SHAW & CO., L.L.C.

By:	/s/Rochelle Elias
Name: Rochelle Elias Title: Chief Compliance Officer

D. E. SHAW & CO., L.P.

By:	/s/Rochelle Elias
Name: Rochelle Elias Title: Chief Compliance Officer

DAVID E. SHAW

By:	/s/Rochelle Elias
Name: Rochelle Elias Title: Attorney-in-Fact for David E. Shaw